

December 3, 2010

via U.S. mail and facsimile

T Riggs Eckelberry, Chief Executive Officer
OriginOil, Inc.
5645 West Adams Blvd
 Los Angeles, CA 90016

>   **RE: OriginOil, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 30, 2009**
>   **Filed March 31, 2010**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
>   **Filed August 13, 2010**
>   **File No. 333-147980**

Dear Mr. Eckelberry:

       We have reviewed your response letter dated November 15, 2010, and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. As previously requested in our letter dated October 27, 2010, please provide, in writing, a statement from the company acknowledging that:

    *   the company is responsible for the adequacy and accuracy of the disclosure in its filings;
    *   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    *   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 1. Description of Business, page 1

Overview of Business, page 1

2. We note your response to comment eight in our letter dated October 27, 2010. Your response does not adequately address the comment. As previously requested, please provide us with your basis for your claim that your technology and process can transform algae into oil in a matter of days.

Benefits of Algae Oil Production, page 5

A Complete Solution to Produce a New Oil, page 5

3. We note your response to comment 10 in our letter dated October 27, 2010. Please confirm that you will revise your disclosure in future filings to remove any suggestion that you currently have a complete and validated industrial process unless and until you have in fact accomplished this goal.

Item 7. Management's Discussion and Analysis of Financial Condition . . . ., page 12

4. We note your response to comment 15 in our letter dated October 27, 2010. In future filings, please include a discussion and a timeline of the milestones you must achieve before you are able to generate revenues from licensing your technology. Please provide a detailed analysis of the costs of each step and how you intend to finance these costs.

Item 9A(T). Controls and Procedures, page 14

5. We note your response to comments 17 and 25 in our letter dated October 27, 2010. Please tell us when you plan to file the required amendment to your annual report on Form 10-K for your fiscal year ended December 31, 2009. To date, you do not appear to have filed the amendment.

Item 11. Executive Compensation, page 16

6. We note your response to comment 21 in our letter dated October 27, 2010. As previously requested, please describe the process you undertook to reach the conclusion that disclosure in response to Item 402(s) of Regulation S-K is not necessary.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Item 2. Management's Discussion and Analysis or Plan of Operation, page 9

Recent Developments, page 14

7. We note your response to comment 26 in our letter dated October 27, 2010. Please provide us with an expanded analysis as to why you believe your arrangements with MBD Energy Limited do not constitute a material contract for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K. In this regard, we note that you appear to be relying on MBD Energy Limited to help you validate your technology, which appears to be a precondition to you being able to license your technology on a commercial basis. Your analysis should address both the quantitative and qualitative aspects of materiality.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Item 6. Exhibits, page 16

8. We note your response to comment 27 in our letter dated October 27, 2010. As previously requested, in future filings, please file your certifications as exactly set forth in Item 601(b)(31)(i) of Regulation S-K, without modifying the language set forth in paragraph 4(a).

    You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem at (202) 551-3330 with any legal related questions.

                                        Sincerely,

                                        Terence O'Brien
                                        Accounting Branch Chief